Exhibit 99.1

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

In response to the current coronavirus (“COVID-19”) pandemic, Great Panther Mining Limited will hold its Annual General Meeting (the “Meeting” or “AGM”) in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

TAKE NOTICE that the Meeting of Shareholders of Great Panther Mining Limited (“Great Panther” or the “Company”) will be held on Wednesday, June 24, 2020 at 11:00 a.m. (Pacific Time). Great Panther is conducting an online only shareholders’ meeting. Registered Shareholders (as defined in the accompanying Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/228243688 where they can participate, vote, or submit questions during the meeting’s live webcast, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019, and the report of the auditor on those statements;
2.	to set the number of Directors at nine;
3.	to elect Directors of the Company to hold office until the close of the next annual general meeting;
4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting;
5.	to ratify and approve the amended and restated Omnibus Incentive Plan, approved by the Board of Directors of the Company on May 7, 2020, for continuation for a three-year period, as described in the accompanying Information Circular; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice and Access Provisions”) for this Meeting. Notice and Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice and Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, webcast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of Proxy (for registered shareholders) or a Voting Instruction Form (for beneficial shareholders), allowing each shareholder to submit their vote by proxy at the Meeting.

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company by telephone: +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular before the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 10, 2020.

The Information Circular contains details of matters to be considered at the Meeting. Regardless of whether a Shareholder plans to attend the Meeting, Great Panther requests that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

NOTE OF CAUTION CONCERNING COVID-19 OUTBREAK

Great Panther is continuously monitoring the development of the COVID-19 outbreak. In light of the rapidly evolving public health guidelines related to COVID-19, the Company will hold the Meeting in virtual format via live webcast.

The Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak. Should any such changes to the Meeting format occur, the Company will announce these changes by way of a news release, which will be filed under the Company’s profile on SEDAR as well as on the Company’s website at www.greatpanther.com. Great Panther strongly recommends you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

DATED at Vancouver, British Columbia, May 12, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“David Garofalo”

David Garofalo
Chair of the Board

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